FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2014

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

12 DECEMBER 2014

SANTANDER UK PLC APPOINTS NEW CHAIRMAN

Santander UK announces today that Baroness Vadera will succeed Lord Burns as Non-Executive Chairman on 30 March 2015. She will join the Board as Joint Deputy Chairman on 1st January 2015.

This follows the Board statement of 30 April 2014 which announced its intention to have a new Chairman in place by the end of 2014.

Santander Group Executive Chairman, Ana Botín said; "We’re proud and excited to welcome Shriti Vadera to Santander. Her deep expertise in UK and global economies as well as her banking experience add to her credentials as a strong, independent Non-Executive Chairman. I know she is committed to building on our record as a scale challenger in British banking, and to our work to help people and businesses prosper.

"On behalf of the Board of Santander, I want to thank Lord Burns for his years of loyal service, from which our people, customers and shareholders benefited so much. He has been a fundamental part of the growth and transformation of Santander in the UK. It has been a privilege and a pleasure to work with him and I personally consider myself very lucky to have enjoyed his friendship as well as his wise counsel for the past four years."

Shriti Vadera said; "I am passionate about supporting small businesses and households. This goes to the heart of growth, productivity and jobs in the UK. Santander have put Simple Personal Fair at the heart of their strategy. Ana, and now Nathan Bostock, have the drive and vision to achieve it and I think Santander can make a real difference to the market. It uniquely combines a culture and ambition to do so in agile and innovative ways. I want to be a part of that change.”

- Ends -

For media enquiries, please contact:

Jennifer Scardino	(Director of Corporate Affairs and Marketing)	020 7756 4886
Andrew Porter	Brunswick	0207 4045959

Notes to Editors

The appointment process involved a wide-ranging and extensive external search, by the independent Non-Executive Directors, which was led by independent NED Scott Wheway.

Baroness Vadera CV

Shriti Vadera is a director of BHP Billiton and AstraZeneca since 2011. She was an investment banker with S G Warburg / UBS from 1984 - 1999, member of the Council of Economic Advisers, HM Treasury from 1999 - 2007, Minister in the Cabinet Office, Business Department and International Development Department from 2007 -2009, G20 Adviser 2009-2010, and has advised Governments, banks, and investors on the Eurozone crisis, banking sector, debt restructuring and markets since 2011.

About Us

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.34 trillion in managed funds, 107 million customers, 13,225 branches – more than any other international bank – and 183,648 employees at the close of June 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2014, Santander registered EUR 2.756 billion in attributable profit, an increase of 22% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. As at 30 June 2014, Santander UK serves around 14 million active customers with c. 20,300 employees, almost 1,000 branches and 52 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 16 December 2014	By / s / Jessica Petrie
(Authorized Signatory)